Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 30, 2026 which includes an explanatory paragraph relating to the Teamshares Inc.’s (f/k/a Live Oak Acquisition Corp. V) ability to continue as a going concern, relating to the consolidated financial statements of Teamshares Inc. (f/k/a Live Oak Acquisition Corp. V), as of December 31, 2025 and 2024, and for the year ended December 31, 2025 and the period from November 27, 2024 (Inception) through December 31, 2024, which appears in Teamshares Inc.’s (f/k/a Live Oak Acquisition Corp. V) Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ WithumSmith+Brown, PC

New York, New York

August 20, 2026